1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Mary Anne Morgan
May 19, 2023
Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Ms. Christina DiAngelo Fettig	MaryAnne.Morgan@dechert.com +1 202 261 3473 Direct +1 202 261 3333 Fax

Re: Virtus Stone Harbor Emerging Markets Income Fund (the “Registrant”)

(File No. 333-271026)

Dear Ms. DiAngelo Fettig:

This letter responds to the comments you provided to Katherine Hurley and me in a telephonic discussion on April 21, 2023 with respect to your review of the Registrant’s preliminary Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended, on March 31, 2023 in connection with the Reorganization of the Stone Harbor Emerging Markets Total Income Fund with and into the Registrant. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the preliminary Registration Statement.

Accounting Comments

Comment 1.	In the paragraph beginning “It is anticipated that the Acquiring Fund . . .” in Question One of the Questions and Answers section (“Q&A”), please clarify that the Acquiring Fund will be the accounting survivor.

Response 1.	The Registrant has incorporated this comment into its Registration Statement as follows:

~~It is anticipated that the~~ The Acquiring Fund ~~would~~ will be the accounting and performance survivor of the Reorganization. The Acquiring Fund as it would exist after the Reorganization is referred to as the “Combined Fund.”

Comment 2.	In the second full paragraph on page 2 of the Q&A, please supplementally explain how the Funds’ leverage has been calculated.

Response 2.	The Acquired Fund’s and Acquiring Fund’s financial leverage from reverse repurchase agreements is calculated as a percentage of each fund’s total managed assets rather than total assets. The Registrant has revised the second full paragraph on page 2 of the Q&A as follows:

Each Fund may use leverage to the extent permitted by the 1940 Act. As of November 30, 2022, the Acquired Fund had 27% aggregate financial leverage from reverse repurchase agreements as a percentage of its total managed assets. As of the same date, the Acquiring Fund had 29% aggregate financial leverage from the issuance of reverse repurchase agreements as a percentage of its total managed assets. The Acquiring Fund uses leverage primarily in the form of the issuance of reverse repurchase agreements. The Combined Fund anticipates using leverage similarly to the Acquiring Fund’s use thereof.

Comment 3.	In the last question and answer on page 2 of the Q&A, please revise the question and answer as necessary to conform with any changes made to the Fee Table on page 7.

Response 3.	The Registrant has incorporated this comment into its Registration Statement as follows:

The management fees for the Acquired Fund, Acquiring Fund and pro forma for the Combined Fund will vary based on the extent to which the Fund borrows for investment purposes. As a result, the advisory fee, as a percentage of net assets, can differ due to the amount of borrowings. The management fees for the Acquired Fund, Acquiring Fund and pro forma for the Combined Fund, based on the Funds’ average daily net assets, assuming the Reorganization was consummated on ~~November 30, 2022~~ March 31, 2023, are ~~1.44~~1.25%, ~~1.45~~1.27% and ~~1.45~~1.27%, respectively.

Following the consummation of the Reorganization, the pro forma total annual operating expense ratio of the Combined Fund is expected to be lower than the total annual operating expense ratio of the Acquired Fund. For the Acquired Fund and Acquiring Fund, VAIA has contractually agreed to limit each Fund’s annual operating expenses other than the management fee, subject to certain exclusions, so that such expenses do not exceed, on an annualized basis, 0.70% and 0.58%, respectively, of average daily net assets through April 10, 2024. Exclusions from the expense limitation include investment advisory fees, interest, any other fees or expenses relating to financial leverage, preferred shares (such as dividends on preferred shares, auction agent fees and commissions and rating agency fees) or borrowing (such as interest, commitment, amendment and renewal expenses on credit or redemption facilities), taxes, extraordinary, unusual or infrequently occurring expenses (such as litigation), costs related to share offerings, brokerage commissions, expenses incurred in connection with any merger or reorganization, underlying fund expenses and dividend expenses, if any (each expressed as a percentage of average daily net assets attributable to common shares). The total annual operating expenses (including interest on borrowings) for the Acquired Fund and pro forma for the Combined Fund are ~~2.12~~3.06%, and ~~1.83~~3.01%, respectively. Pro forma combined fees and expenses are estimated in good faith and are hypothetical. There can be no assurance that future expenses will not increase or that any estimated expense savings will be realized.

Comment 4.	In the last paragraph on page 2 of the Q&A, please consider disclosing all exclusions from the expense limitations as referenced in the third line down.

Response 4.	The Registrant has incorporated this comment into its Registration Statement as follows:

The management fees for the Acquired Fund, Acquiring Fund and pro forma for the Combined Fund will vary based on the extent to which the Fund borrows for investment purposes. As a result, the advisory fee, as a percentage of net assets, can differ due to the amount of borrowings. The management fees for the Acquired Fund, Acquiring Fund and pro forma for the Combined Fund, based on the Funds’ average daily net assets, assuming the Reorganization was consummated on March 31, 2023, are 1.25%, 1.27% and 1.27%, respectively.

Following the consummation of the Reorganization, the pro forma total annual operating expense ratio of the Combined Fund is expected to be lower than the total annual operating expense ratio of the Acquired Fund. For the Acquired Fund and Acquiring Fund, VAIA has contractually agreed to limit each Fund’s annual operating expenses other than the management fee, subject to certain exclusions, so that such expenses do not exceed, on an annualized basis, 0.70% and 0.58%, respectively, of average daily net assets through April 10, 2024. Exclusions from the expense limitation include investment advisory fees, interest, any other fees or expenses relating to financial leverage, preferred shares (such as dividends on preferred shares, auction agent fees and commissions and rating agency fees) or borrowing (such as interest, commitment, amendment and renewal expenses on credit or redemption facilities), taxes, extraordinary, unusual or infrequently occurring expenses (such as litigation), costs related to share offerings, brokerage commissions, expenses incurred in connection with any merger or reorganization, underlying fund expenses and dividend expenses, if any (each expressed as a percentage of average daily net assets attributable to common shares). The total annual operating expenses (including interest on borrowings) for the Acquired Fund and pro forma for the Combined Fund are 3.06%, and 3.01%, respectively. Pro forma combined fees and expenses are estimated in good faith and are hypothetical. There can be no assurance that future expenses will not increase or that any estimated expense savings will be realized.

Comment 5.	On page 4 of the Q&A, please clarify whether the transfer of assets from the Acquired Fund to the Acquiring Fund will result in diversification issues and affect the combined Fund’s diversification limits.

Response 5.	The Registrant confirms that the transfer of assets from the Acquired Fund to the Acquiring Fund will not result in diversification issues or impact the combined Fund’s diversification limits because the Acquired Fund and the Acquiring Fund have significant overlap in the types of assets held by each Fund.

Comment 6.	On page 4 of the Q&A, please clarify who will pay for the costs of the Reorganization. Further, please disclose that if the Reorganization is not consummated the officers of the Acquired Fund and the Acquiring Fund will agree on a reasonable allocation of expenses.

Response 6.	The Registrant has incorporated this comment into its Registration Statement as follows:

~~The Funds~~ Each Fund will bear expenses incurred in connection with the Reorganization ~~pro rata based on the~~ on a pro rata basis calculated as a percentage of each Funds’ relative net assets. The expenses of the Reorganization are estimated to be $415,000.

If the Reorganization is not consummated, then the officers of the Acquired Fund and Acquiring Fund, or an affiliate, based on the reasons for not consummating the transaction, will agree on a reasonable allocation of expenses.

Comment 7.	On page 7, please add “Interest Payments on Borrowed Expenses” to the Fee Table as required by Form N-2, Item 3. Please update the fees as required by Form N-14, Item 3 or confirm in correspondence that the fees shown represent current fees. Consider whether a rise in interest rates would support updating the Fee Table to a more current date.

Response 7.	The Registrant has incorporated interest expenses into the Fee Table as required by Form N-2, Item 3. The Registrant has updated the fees as required by N-14, Item 3 to reflect the pro forma information as of March 31, 2023, which addresses the rise in interest rates. The changes are reflected in Appendix I to this response letter.

Comment 8.	Please state in the narrative following the Fee Table that “Other Expenses are based on estimated amounts for the current fiscal year” as required by Form N-2, Item 3, General Instruction 6.

Response 8.	The Registrant has incorporated this comment into its Registration Statement as reflected in Appendix I to this response letter.

Comment 9.	On page 7, please confirm whether Acquired Fund fees and expenses should be included in the Fee Table.

Response 9.	The Registrant confirms that the Acquired Fund’s fees are less than 0.01% and do not need to be included in the Fee Table.

Comment 10.	On page 7, the Acquired Fund and Acquiring Fund Administration Fees appear to show a blend of the former and current administrator fees and the Pro Forma Combined Fund fees appears to show some cost savings. Because the Acquired Fund and the Acquiring Fund have the same fee contracts, the Staff expects that the Administration Fees would be the same for the Acquired Fund, the Acquiring Fund and the Pro Forma Fund. Please confirm whether the fees reflected are accurate.

Response 10.	The Registrant confirms that the Acquired Fund and the Acquiring Fund have the same fee contract. The Registrant has updated the Fee Table to reflect the current Administration Fees as indicated in Appendix I to the response letter.

Comment 11.	Footnote 1 on page 7 appropriately states that the Pro Forma Combined Fund does not include the estimated costs of the Reorganization. Please include the dollar amount and the basis point effect of the costs allocated to each Fund in the footnote.

Response 11.	The Registrant has incorporated this comment into its Registration Statement as reflected in Appendix I to this response letter.

Comment 12.	Please modify the Expense Example on page 8 to reflect any changes made to the Fee Table.

Response 12.	The Registrant has updated the Expense Example to reflect changes made to the Fee Table as reflected in Appendix I to this response letter.

Comment 13.	Consider whether any changes to the fee table would be required to be carried over to the estimated recapture and waivers disclosure as the disclosure relates to the Expense Limitation Agreement.

Response 13.	The Registrant confirms that no changes made to the Fee Table require any revisions to the estimated recapture and waivers disclosure because all reimbursements paid by VAIA were recaptured as of November 30, 2022.

Comment 14.	In the Capitalization Table on page 15, please update the information to a date within 30 days of the filing date or confirm in correspondence that there have been no material changes to capitalization since the date reflected in the table.

Response 14.	The Registrant has updated the Capitalization Table to reflect information as of March 31, 2023, as reflected in Appendix II to this response letter.

Comment 15.	In the Capitalization Table on page 15, please confirm whether the adjustments would have an impact greater than $0.01 to the Pro Forma Combined Fund’s NAV.

Response 15.	The Registrant confirms that the adjustments have an impact greater than $0.01 to the Pro Forma Combined Fund’s NAV, which is reflected in the updated Capitalization Table included in Appendix II to this response letter.

Comment 16.	In the Capitalization Table on page 15, please add a footnote explaining that net assets have been rounded to the thousands.

Response 16.	The Registrant updated the numbers so they are no longer rounded to the thousands.

Comment 17.	In the “Terms of the Agreement and Plan of Reorganization” on page 28, please update the disclosures to include any courses of action that may be considered by the Acquired Fund’s and Acquiring Fund’s officers if the Reorganization is not consummated.

Response 17.	The Registrant has incorporated this comment into its Registration Statement as follows:

If the Reorganization is not consummated, the Board will consider other possible courses of action in the best interests of the Acquired Fund and its shareholders~~.~~, such as maintaining the status quo, modifications, or liquidating the Acquired Fund.

*       *       *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3473 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Mary Anne Morgan
Mary Anne Morgan

Appendix I

Fee Table & Expense Example

Fees and Expenses Table

Below is a comparison of the fees and expenses of the Funds before and after the Reorganization. The pro forma information for the Combined Fund is as of ~~November 30, 2022~~ March 31, 2023 and does not include the costs of the Reorganization ~~[or the costs of leverage (such as interest)]~~. Pro forma combined fees and expenses are estimated in good faith and are hypothetical.

It is important to note that following the Reorganization, shareholders of the Acquired Fund would be subject to the actual fees and expenses of the Acquiring Fund, which may not be the same as the pro forma combined fees and expenses. Future fees and expenses may be greater or lesser than those indicated below.

	Acquired Fund		Acquiring Fund		Pro Forma Combined Fund[1]
Shareholder Transaction Expenses
Maximum Sales Load (as a percentage of the offering price) imposed on purchases of common shares	None		None		None
Dividend Reinvestment and Cash Purchase Plan Fees	None		None		None
Annual Total Expenses (as a percentage of average net assets attributable to common shares)
Management Fees	1.25%~~1.44~~	~~%~~	1.27%~~1.45~~	~~%~~	1.27%~~1.45~~	~~%~~
Administration Fees	0.13%~~0.18~~	~~%~~	0.13%~~0.18~~	~~%~~	0.13%~~0.14~~	~~%~~
Other Expenses[2]	0.39%~~0.50~~	~~%~~	0.31%~~0.40~~	~~%~~	0.24%
Interest payments on Borrowed Funds	1.29%		1.39%		1.37%
Total Annual Operating Expenses	3.06%~~2.12~~	~~%~~	3.10%~~2.03~~	~~%~~	3.01%~~1.83~~	~~%~~

[1]	There is no guarantee that actual expenses will be the same as those shown in the table. Pro forma numbers are estimated as if the Reorganization had been completed as of ~~November 30, 2022~~ March 31, 2023 and do not include the estimated costs of the Reorganization. The estimated expense of the Reorganization is $415,000 (or 33 bps) which will be allocated on a pro rata basis calculated as a percentage of each Fund’s relative net assets.

2Other Expenses are based on estimated amounts for the current fiscal year.

Expense Example

The following example illustrates the expenses that a shareholder would pay on a $1,000 investment that is held for the time periods provided in the table. The examples assume that all dividends and other distributions are reinvested and that Total Annual Operating Expenses remain the same. The example set forth below assumes shares of each Fund were owned as of the completion of the Reorganization and uses a 5% annual rate of return as mandated by the Securities and Exchange Commission’s (“SEC”) regulations. The examples should not be considered a representation of future expenses. Actual expenses may be greater or lesser than those shown.

	1 Year	3 Years	5 Years	10 Years
Acquired Fund	$31~~22~~	$95~~66~~	$161~~114~~	$337~~245~~
Acquiring Fund	$31~~21~~	$96~~64~~	$163~~109~~	$341~~236~~
Pro Forma Combined Fund	$30~~19~~	$93~~58~~	$158~~99~~	$333~~215~~

Appendix II

Capitalization Table

Capitalization

The table below set forth the capitalization of the Acquired Fund and the Acquiring Fund as of ~~November 30, 2022~~ March 31, 2023, and the pro forma capitalization of the Combined Fund as if the Reorganization had occurred on that date.

	Acquired Fund	Acquiring Fund	Adjustments		Pro Forma Combined Fund
Net Assets	$50,711,539~~49,376,000~~	$73,816,093~~71,293,000~~	$(415,000	)(1)	$124,112,631~~120,254,000~~
Common Shares Outstanding	10,004,931~~9,982,728~~	17,176,886~~17,102,279~~	1,795,563~~1,757,614~~		28,977,380~~28,842,621~~
Net Asset Value Per Share	$5.07~~4.95~~	$4.30~~4.17~~	-		$4.28~~4.17~~

(1) The expenses of the Reorganization are estimated to be $415,000.